UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Suspension of Production

(Disclosure of POSCO HOLDINGS’ Subsidiary Company POSCO)

	1. Suspended production operations	POSCO Pohang Steelworks

2. Details of production suspension	Sales amount affected by suspension of production (KRW)	18,494,726,043,436
	Sales of the latest fiscal year (KRW)	76,332,345,050,013
	Ratio to sales (%)	24.2

	3. Details of production suspension	Entire process including steelmaking and rolling process

	4. Reasons for production suspension	Suspension of operation due to Typhoon Hinnamnor that flooded the facilities Pohang Steelworks

	5. Actions to be taken	Minimize damage through early production normalization

	6. Effects of production suspension	Temporary production disruptions

	7. Effective date of production suspension	2022-09-06

	8. Expected resumption date of production	—

	9. Date of board resolution (decision date)	2022-09-06

10. Other matters to be factored into investment decisions

-   POSCO is a major subsidiary of POSCO HOLDINGS, accounting for 43.9% of the total consolidated assets. The total assets of subsidiary company and the consolidated total assets of parent company are based on the 1Q consolidated financial statements of POSCO HOLDINGS as of March 31, 2022 which is after the vertical spin-off.

-   Though three blast furnaces which are the core facilities of the steel mill were not damaged, the operation is temporarily suspended (hot-idled). Blast Furnaces could return to operation once the electricity supplies resumed. The recovery time of the production lines including Hot Rolling Line that have been damaged due to the flooding is undecided yet, but we will put our utmost efforts in minimizing supply disruptions.

-   Gwangyang Steelworks is operating normally. Therefore, a part of the slabs produced in Pohang Steelworks will be transferred to Gwangyang for continuous processing.

-   Above 2. ‘Sales amount affected by suspension of production’ is sales amount of Pohang Steelworks in 2021 and ‘Sales of the latest fiscal year’s consolidated total sales amount of POSCO HOLDINGS in 2021.

-   Above 8. ‘Expected resumption date of production’ is under review at the moment and it will be announced separately once it is decided.

-   Above 9, ‘Date of board of resolution(decision date)’ is the starting date of production suspension.

-   Information above may be subject to change depending on the internal situations in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: September 7, 2022	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President